     As filed with the Securities and Exchange Commission on March 21, 1996

                                                       Registration No. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                   FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                  ------------

                            Hampshire Funding, Inc.

               (Exact name of registrant as specified in charter)

                                  ------------

                                 NEW HAMPSHIRE

         (State or other jurisdiction of incorporation or organization)

                                  02-0277842

                      (I.R.S. Employer Identification No.)

                One Granite Place, Concord, New Hampshire 03301
                              Tel. (603) 226-5000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  ------------

                          Charles C. Cornelio, Esquire
                    Chubb Life Insurance Company of America
                               One Granite Place
                          Concord, New Hampshire 03301
                                 (603) 226-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

        Approximate date of commencement of proposed sale to the public:
  As soon as possible after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                           Proposed         Proposed
                                                            maximum          maximum
                                          Amount           offering         aggregate          Amount of
Title of each class of                     to be             price          offering         registration
securities to be registered             registered(1)      per unit(2)       price(2)            fee
----------------------------------------------------------------------------------------------------------
Programs for the acquisition of mutual
fund shares and insurance.............  $30,000,000         $30,000,000     $30,000,000        $10,344.83

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Based on initial investments in mutual fund shares and insurance.
(2) Solely for the purpose of computing the filing fee.

                                  ------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            HAMPSHIRE FUNDING, INC.

                                      PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                             CROSS REFERENCE SHEET

      Registration Statement Item or Heading            Location of Heading in Prospectus
 -----------------------------------------------------  ---------------------------------
 1. Front Cover Page
    a. Name of Registrant.............................  Front Cover
    b. Title, Amount and Description of Securities....  Front Cover
    c. Selling Security Holders.......................  Not Applicable
    d. Reference to Risk Factors......................  Front Cover
    e. S.E.C. Legend..................................  Front Cover
    f. Price Range....................................  Not Applicable
    g. Underwriters' Discounts........................  Not Applicable
    h. Preliminary Prospectus Legend..................  Not Applicable
    i. Blue Sky Legend................................  Front Cover
    j. Date of Prospectus.............................  Front Cover
 2. Inside Front Cover
    a. Available Information..........................  Available Information
    b. Reports to Security Holders....................  Not Applicable
    c. Incorporation by Reference.....................  Available Information
    d. Stabilization..................................  Not Applicable
    e. Delivery of Prospectuses by Dealers............  Not Applicable
    f. Enforceability of Civil Liabilities............  Not Applicable
    g. Table of Contents..............................  Inside Front
 3. Summary Information
    a. Summary........................................  Not Applicable
    b. Address and Telephone Numbers..................  Front Cover
    c. Risk Factors...................................  Risk Factors
    d. Ratio of Earnings to Fixed Charges.............  Not Applicable
 4. Use of Proceeds...................................  Not Applicable
 5. Determination of Offering Price...................  Not Applicable
 6. Dilution..........................................  Not Applicable
 7. Selling Security Holders..........................  Not Applicable
 8. Plan of Distribution
    a. Underwriters' Obligation.......................  Not Applicable
    b. New Underwriters...............................  Not Applicable
    c. Other Distributions............................  The Programs
    d. Offerings on Exchange..........................  Not Applicable
    e. Underwriters' Compensation.....................  Not Applicable
    f. Underwriters' Representative...................  Not Applicable
    g. Indemnification of Underwriters................  Not Applicable
    h. Dealers' Compensation..........................  Summary of Charges; The Company
                                                         and its Affiliates
    i. Finders........................................  Not Applicable
    j. Discretionary Accounts.........................  Not Applicable
 9. Description of Securities
    a. Capital Stock..................................  Not Applicable
    b. Debt Securities................................  Not Applicable
    c. Warrants and Rights............................  Not Applicable
    d. Other Securities...............................  Front Cover; The Programs
    e. Market Information.............................  Not Applicable
    f. American Depositary Receipts...................  Not Applicable
10. Interests of Named Experts and Counsel............  Legal Matters; Experts
11. Information With Respect to Registrant
    a. Brief Description of Business..................  The Company and its Affiliates
    b. Financial Statements and Information...........  Financial Statements
    c. Similar Products or Services...................  Not Applicable
    d. Common Stock...................................  Not Applicable
    e. Selected Financial Data........................  Selected Financial Data
    f. Supplementary Financial Information............  Not Applicable
    g. Management's Discussion and Analysis...........  Management's Discussion and
                                                         Analysis and Results of
                                                         Operations
    h. Changes In and Disagreements with Accountants..  Not Applicable
12. Information Incorporated By Reference.............  Available Information
13. Disclosure re: Indemnification....................  Not Applicable

                               PROSPECTUS

One Granite Place
Concord, New Hampshire 03301
Telephone: 1-603-226-5000

HAMPSHIRE
FUNDING,
INC.

Distributed by: Chubb Securities Corporation
One Granite Place
Concord, New Hampshire 03301
Telephone: 1-603-226-5000


                                                            April 19, 1996

                         Programs For Coordinating The
                Acquisition of Mutual Fund Shares and Insurance

  The securities offered in this Prospectus are personalized investment programs which coordinate the acquisition of mutual fund shares and insurance over a term of years. Hampshire Funding programs (the "Programs") are offered and administered by Hampshire Funding, Inc. (the "Company"). They involve
(1) initial and periodic purchases of mutual fund shares for cash with automatic reinvestment of all distributions, (2) use of the mutual fund shares as collateral to secure loans, and (3) use of the loan proceeds to pay insurance premiums over the life of a Program.

  Appreciation, if any, in the value of mutual fund shares may aid in offsetting the principal and accumulated interest on the loans which must be paid upon termination of the Program. However, there can be no assurance that this objective will be achieved, since the Programs also involve the risk of an actual decline in the net asset value of the mutual fund shares.

  A person who purchases a Program (a "Participant") must pay his outstanding indebtedness to the Company upon termination of the Program, which is usually the end of the tenth program year (unless extended at the option of the Company). Additionally, the Program will automatically terminate and the loans will become immediately due and payable if the value of the mutual fund shares purchased in the Program declines below applicable margin and collateral maintenance requirements.

  The Company is offering $30 million worth of Programs for sale to the public by means of the Prospectus. The total amount of securities offered hereunder will be determined by aggregating initial insurance premiums paid and initial mutual fund investments made by all Participants purchasing after the effective date of this Prospectus.

  THE PROGRAMS DESCRIBED IN THIS PROSPECTUS INVOLVE SUBSTANTIAL RISKS WHICH COULD RESULT IN SIGNIFICANT LOSSES TO PARTICIPANTS. ACCORDINGLY, PERSONS CONTEMPLATING ENTERING INTO A PROGRAM ARE URGED TO READ AND CONSIDER THE DISCUSSION OF "RISK FACTORS" IN THIS PROSPECTUS.

  This Prospectus does not constitute an offering in any jurisdiction in which such offering, or an offering of shares of any of the mutual funds described herein, or an offering of any insurance policies described herein, may not lawfully be made. Persons should consult this Prospectus and any supplement thereto for additional information (if any) required by state law.

  This offering is made by means of this Prospectus and the current prospectuses, furnished herewith, of the mutual funds whose shares are proposed to be purchased by a Participant in a Program and of any variable insurance product offered in conjunction with a Program.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
                             Available Information
-------------------------------------------------------------------------------

  The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other required information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices: Room 1028, 26 Federal Plaza, New York, New York 10278; and Room 1628, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604.

  The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected without charge at the Washington, D.C. office of the Commission.

  The Company's Annual Report on Form 10-K for the year ended December 31, 1995, which was filed with the Commission pursuant to Section 13(a) of the Exchange Act, is incorporated herein by reference. All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to above and prior to the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof.

  In addition, copies of these reports (and any other information incorporated by reference in the Registration Statement covering the Programs) will be provided without charge to any person, including any beneficial owner, receiving this Prospectus, on written or oral request to Hampshire Funding, Inc., One Granite Place, Concord, New Hampshire 03301, Attention: Vice President-Operations; telephone (603) 226-5000.

-------------------------------------------------------------------------------
                               TABLE OF CONTENTS
-------------------------------------------------------------------------------
                                                                        Page
                                                                        ----
Available Information................................................      2
  The Company and Its Affiliates.....................................      4
  The Company........................................................      4
  The Broker-Dealer..................................................      4
  The Insurance Companies............................................      5
  The Service Company................................................      5
  The Fund Group.....................................................      6
  The Holding Company................................................      6
  Interest in Mutual Funds...........................................      6
Risk Factors.........................................................      7
  Risk of Failure to Qualify for Insurance...........................      7
  Disadvantages of Cancelling Existing Insurance.....................      7
  Suitability of Investment..........................................      8
  Risk of Loss on Early Termination..................................      8
  Risk of Decline in Value of Mutual Fund Shares.....................      8
  Risk of Termination for Failure to Maintain Collateral and Margin..
  Requirements.......................................................      8
  Risk That the Company Will Not Be Able to Obtain Financing.........     10
  Risk of Adverse Determination Under State Law......................     10
  Cash Surrender Value of an Insurance Policy Included in a Program..     10
  Tax Considerations.................................................     10
Summary of Charges...................................................     11
The Programs.........................................................     12
  General; Distribution of Programs..................................     12
  Hypothetical Illustrations.........................................     13
  Determination of Suitability.......................................     13
  Investment in Mutual Funds.........................................     14
  Acquisition of Insurance...........................................     16
  Agency Agreement and Limited Power of Attorney.....................     17
  Insurance Premium Loans to Participants............................     18
  Additional Mutual Fund Share Purchases.............................     20
  Status Reports.....................................................     20
  Program Modification...............................................     21
  Termination........................................................     21
  Rights of Participants.............................................     22
  Financing of the Programs by the Company...........................     23
Selected Financial Data..............................................     23
Management's Discussion and Analysis of Financial Condition and
Results of Operations................................................     24
Legal Matters........................................................     27
Experts..............................................................     27
Index to Financial Statements........................................    F-1

-------------------------------------------------------------------------------
                         The Company and its Affiliates
-------------------------------------------------------------------------------

1. The Company

  The Company is primarily engaged in the issuance of Programs that coordinate the acquisition of mutual fund shares and insurance. The Company owns 100% of the stock of Hampshire Syndications, Inc., which acts as a general or co-general partner in various limited partnerships that are not related to the Company or the Programs.

  The Company was incorporated in the State of New Hampshire on December 8, 1969, as a wholly-owned subsidiary of Chubb Life Insurance Company of America ("Chubb Life"). Its stock was sold to The Chubb Corporation (the "Holding Company") on December 21, 1971. On April 1, 1981, the Company's stock was transferred by contribution to a predecessor corporation of Chubb Life. Chubb Life owns 100% (50,000 shares) of the Company's issued and outstanding common stock.

  The Company's principal executive offices are located at One Granite Place, Concord, New Hampshire 03301, and its telephone number is (603) 226-5000.

  All administrative duties of the Company are performed by personnel employed by Chubb America Service Corporation (the "Service Company"). The Company pays the Service Company a fee, determined in accordance with reasonable cost allocation methods, for the performance of such duties.

  The administrative costs of issuing and maintaining the Programs are partially offset by: a) fees charged to Program Participants, b) interest charged to Participants for insurance premium loans to the extent that the rate of interest exceeds the interest paid on the funds borrowed from Chubb Colonial Life Insurance Company ("Colonial") (formerly known as The Colonial Life Insurance Company of America), an affiliate of the Company, Chubb Life, or any other lender, to finance the Programs, and c) interest income earned on investments. Costs which exceed these revenues may be reimbursed in accordance with franchise fee agreements between the Company and Chubb Life. The franchise fee agreements provide that the Company will be paid amounts required for its continued operations as compensation for its services in providing and making the Programs available for use. Such compensation would result in the Company showing neither a significant profit nor a significant loss from its operation. No franchise fees were paid pursuant to these agreements in 1993, 1994 or 1995, and none are expected to be paid in 1996.

  The Company is not a registered investment company under the Investment Company Act of 1940, nor does it directly participate in the management or supervision of any of the mutual funds sold in the Programs. However, one of its affiliates, Chubb Investment Funds, Inc. (the "Fund Group"), is a registered investment company which offers mutual funds that are among those available to Participants in the Programs.

  This Prospectus relates only to the Programs described herein. No offer is made hereby of any security representing an interest in the Company or any of its affiliates. Participants will have no voting rights or ownership interests in, and will not share in the profit and losses of, the Company or any affiliate, except that Participants who purchase shares of the Fund Group will have the rights and interests of a shareholder with respect to the Fund Group.

2. The Broker-Dealer

  Chubb Securities Corporation (the "Broker-Dealer") was incorporated in 1969 and is a member of the National Association of Securities Dealers, Inc. and the

Boston Stock Exchange. The Broker-Dealer's common stock (50,000 shares) is wholly owned by Chubb Life. It also is a registered investment adviser under the Investment Advisers Act of 1940, and those of its representatives who are also registered independently as investment advisors perform personal financial planning services.

  The Programs and most mutual fund shares offered in conjunction with the Programs are sold through the Broker-Dealer or other independent securities dealers. The Broker-Dealer has non-exclusive selling agreements with a number of mutual fund distributors and is the principal underwriter and distributor for the Fund Group. It is also the distributor for Chubb America Fund, Inc., and Chubb Series Trust, registered investment companies which serve as the underlying investment vehicles for variable universal life insurance products. All mutual fund shares available for sale within the Programs are "open-end" investment companies which permit investors to redeem their shares at any time at net asset value.

  The Broker-Dealer earns concessions from all mutual fund sales except for no-load funds; in the case of the Fund Group, these concessions range up to 4.50% of the offering price, and in the case of other mutual funds these concessions range up to 8.50% of the offering price. Commissions paid to salespersons range up to 90% of gross concessions earned by the Broker-Dealer.

  The Broker-Dealer also makes available for sale stocks and bonds through limited partnership units, both public and private, unit investment trusts and variable annuities. These investments are not available in the Company's Programs.

3. The Insurance Companies

  The Programs may include various forms of insurance offered by the Insurance Companies.

  As of December 31, 1995, Chubb Life's admitted assets were $2,456,098,599 and gross insurance in force was $53,437,323. Its stock (600,000 shares) is wholly owned by the Holding Company. At present Chubb Life provides funds to the Company for financing the Programs pursuant to the Loan Agreement and the Company-Lender Agreement. See "The Programs-Financing of the Programs by the Company."

  Colonial was organized as a New Jersey corporation in 1897. As of December 31, 1995, admitted assets were $615,290,036 and gross insurance in force was $9,498,987. Its stock (132,000 shares) is wholly owned by Chubb Life. At present Colonial provides funds to the Company for financing the Programs, pursuant to a Loan Agreement and a Company-Lender Agreement. See "The Programs-Financing of the Programs by the Company."

  Chubb Sovereign Life Insurance Company ("Chubb Sovereign") was organized as Sovereign Life Insurance Company of California in California in 1962. As of December 31, 1995 admitted assets were $427,518,423 and gross insurance in force was $14,202,632. Its stock (11,000 shares) is wholly owned by Chubb Life.

  Each Insurance Company's policies may be sold with the Programs in those states where it has agents who are also qualified as registered representatives of broker-dealers.

4. The Service Company

  The Service Company is a management service company incorporated in New Hampshire on June 19, 1981. Its stock (1,000 shares) is wholly owned by Chubb Life. It employs all personnel who perform services for the Company, the Broker-Dealer, and the Insurance Companies.

5. The Fund Group

  The Fund Group is a registered investment company under the Investment Company Act of 1940. The Fund Group offers a series of seven mutual funds: the Chubb Money Market Fund, the Chubb Tax-Exempt Fund, the Chubb Government Securities Fund, the Chubb Total Return Fund, the Chubb Growth and Income Fund, the Chubb Capital Appreciation Fund and the Chubb Global Income Fund. Shares issued by the Fund Group are available for purchase in conjunction with the Programs.

  As of December 31, 1995, there were 7,620,969 shares of the Chubb Money Market Fund outstanding, of which approximately 19.34% were owned by the Holding Company and approximately 1.97% were owned by Chubb Life. There were 1,237,682 shares of the Chubb Tax-Exempt Fund outstanding, of which approximately 1.32% were owned by Chubb Life and approximately 13.16% were owned by Federal Insurance Company, a subsidiary of the Holding Company. There were 1,287,696 shares of the Chubb Government Securities Fund outstanding, of which approximately 1.52% were owned by Chubb Life and approximately 15.19% were owned by the Holding Company. There were 1,388,932 shares of the Chubb Total Return Fund outstanding, of which approximately 1.23% were owned by Chubb Life. There were 1,568,900 shares of the Chubb Growth and Income Fund outstanding, of which approximately 1.04% were owned by Chubb Life. There were 153,462 shares of Chubb Capital Appreciation Fund outstanding, of which approximately 6.55% were owned by Chubb Life and approximately 63.56% were owned by Federal Insurance Company, a subsidiary of the Holding Company. There were 1,048,603 shares of Chubb Global Income Fund outstanding, of which approximately .97% were owned by Chubb Life and approximately 58.01% were owned by the Holding Company and approximately 38.93% were owned by Vigilant Insurance Company, a subsidiary of the Holding Company.

6. The Holding Company

  The Chubb Corporation (the "Holding Company") is a holding company, the total assets of which on December 31, 1995 were $22,996,525,000. The Holding Company is not a subsidiary of any other corporation, and its stock is traded on the New York Stock Exchange. Principal subsidiaries of the Holding Company include Chubb Life Insurance Company of America, Chubb Colonial Life Insurance Company (formerly known as The Colonial Life Insurance Company of America), Chubb Sovereign Life Insurance Company, Chubb America Service Corp, ChubbHealth Holdings, Inc., Federal Insurance Company, Vigilant Insurance Company, Chubb Insurance Company of Australia, Ltd., Great Northern Insurance Company, Pacific Indemnity Company, Northwestern Pacific Indemnity Company, Texas Pacific Indemnity Company, Chubb Custom Insurance Company, Chubb National Insurance Company, Chubb Indemnity Insurance Company, CC Canada Holdings, Ltd, Chubb Insurance Company of Canada, Chubb Insurance Company of Europe, S.A., Chubb Atlantic Indemnity Ltd., Chubb Insurance Company of New Jersey, Chubb & Son, Inc., Chubb Capital Corporation, Chubb Investment Company of New Jersey, Inc., and Bellemead Development Corporation.

7. Interest in Mutual Funds

  The Broker-Dealer has dealer agreements with most of the various mutual funds (including both the Fund Group and non-affiliated mutual funds offered in the Programs) whose shares may be purchased in conjunction with the Programs offered hereby, and will receive commissions for its sales efforts in their behalf.

  None of the non-affiliated mutual funds or their sponsors, managers or distributors has any interest in the Programs. None of the mutual funds, including the Fund Group, offered in the Programs assumes any responsibility for the soundness of the Programs or the operations, policies, representations or conduct of the Company. No fund available for the Programs is the owner of record of 10% or more of the outstanding stock of the Holding Company.

-------------------------------------------------------------------------------
                                  Risk Factors
-------------------------------------------------------------------------------

1. Risk of Failure to Qualify for Insurance

  The Company cannot give any assurance that the proposed insured, in an application for a policy to be included in a Program, will qualify for insurance. Orders for mutual funds will be accepted only from those persons who desire to make such an investment irrespective of the medical insurability requirements of the Programs. No fees charged at the initiation of a Program apply to insurance, thus no conditional receipt for insurance coverage will be issued; that is, the Participant will be without insurance coverage until (i) the application for insurance is approved and (ii) the expiration of 31 days from the date of purchase of the mutual fund shares. If, however, a Participant wishes to conditionally obtain insurance coverage prior to completion of the underwriting process, he may pay one-twelfth of the scheduled annual premium for his Program, or $50, whichever is greater, in exchange for a conditional receipt at the time he completes the application for insurance, with the exception of Chubb Sovereign policies, where a Participant must make one premium payment in the applicable mode to conditionally obtain coverage. Such conditional insurance coverage may not be available in all cases.

2. Disadvantages of Cancelling Existing Insurance

  Although the only insurance policies available for purchase by Participants in the Programs are those issued by the Insurance Companies, the purchase of a Program does not require the surrender or cancellation of existing life or health insurance policies. Before an existing life or health insurance policy is surrendered or cancelled in connection with the purchase of a Program, the following should be carefully considered:

  (a) The amount of the premium for an existing policy may be less than called for by a policy sold in a Program, having the same or similar benefits. Any replacement of the same type of policy may result in a higher premium rate based upon the insured's then attained age.

  (b) Since selling costs and other initial costs of life insurance policies affect the cash value increases, if any, in the earlier policy years, the replacement of an old policy by a new one results in the policyholder's sustaining these costs (principally agents' commissions) twice.

  (c) Life insurance policies are contestable by the issuer for periods of from one to two years and are voided by suicide during those periods. These provisions would apply for similar periods in any new policy notwithstanding the fact that they had expired on existing policies.

  (d) Many of the policies sold in connection with the Programs are non-participating, and therefore no dividends will be payable thereon. Existing policies, on the other hand, may have participating features.

  (e) It is unlikely that the cash surrender value of a comparable new policy will equal the cash value of an existing policy had it remained in force and effect.

  (f) Comparison should be made between settlement options available in the policies offered under the Programs and those provided in existing policies.

  (g) Comparison should also be made between any riders, such as those which provide disability income benefits or which guarantee conversion privileges, contained in policies offered under the Programs and those provided in existing policies.

  (h) Health insurance policies may exclude coverage for pre-existing health conditions for a certain period of time or restrict rights to renew policies in future years. These restrictions may not be included in existing policies or may no longer apply.

  (i) A Participant may not be able to procure a new insurance policy at all if there has been a significant change in his health.

3. Suitability of Investment

  The Programs require regular planned investments over a period of several years. No person should enter into a Program unless his financial circumstances warrant and he expects to be able to maintain the Program over its entire ten-year life. Individual financial circumstances may, of course, change from time to time and, in the event of an adverse change, the ability of a person to maintain a Program may be impaired. A prospective Participant should also consider his ability to continue to pay insurance premiums after the ten-year life of a Program.

  Persons who may be in a position to acquire mutual fund shares and to pay insurance premiums in cash, in amounts equivalent to those provided for in a Program, should give particular attention to the interest and other costs involved in a Program. All prospective Participants should consider to what extent, and on what terms, they may themselves be able to arrange loans independently to finance insurance premium payments. Participants who are considering using single premium policies or variable universal life policies in the Programs should consult their legal, financial, and/or tax advisor regarding the suitability of such investments.

4. Risk of Loss on Early Termination

  Although a Program is voluntary and may be terminated at any time upon facsimile or written request by a Participant, it should not be concluded that it necessarily may be terminated without loss. Termination of the Program in its early stages is more likely to lead to a loss in a Participant's investment if sales charges are incurred in the acquisition of mutual fund shares. Furthermore, in the event of an early termination of a Program, the cash value, if any, of an insurance policy included in the Program would be minimal and might not be available if the Participant is not the owner of the policy. A Participant also would pay a termination fee and liquidation charges for early termination. On the other hand, a termination in the latter stages of the Program will result in increased interest expense and administrative fees which the Participant must pay. See "Summary of Charges."

5. Risk of Decline in Value of Mutual Fund Shares

  One attractive feature of the Programs to potential Participants is the possibility of using the appreciated value of purchased mutual fund shares (as well as dividends or capital gains distributions thereon) to help defray, at the end of the ten-year period, or at an earlier termination, principal and accumulated interest charges on the loans used to purchase insurance. Appreciation depends on the actual performance of the particular mutual fund used in a given Program. Because of the unpredictability of the market conditions, any given fund may actually decline rather than appreciate in value. If the value of the fund shares used in a particular Participant's Program declines below the Company's applicable collateral maintenance requirements, the Program will automatically terminate and the loans will become immediately due and payable, unless a Participant chooses to pledge additional shares, make additional investments or make a cash payment to reduce account indebtedness. See "The Programs-Insurance Premium Loans to Participants."

6. Risk of Termination for Failure to Maintain Collateral and Margin
   Requirements

  Failure to maintain the appropriate collateral and margin requirements can result in an involuntary termination of a Program without prior notice to the Participant. Certain collateral and margin requirements have been imposed by the Company in order to comply with Federal regulations and to insure sufficient collateral for the Company's loans to Participants. These requirements are more fully described under "The Programs-Insurance Premium Loans to Participants," and the following summary is qualified in its entirety by reference to that portion of the Prospectus.

  (a) 31-day Holding Period for Qualified Collateral

  The mutual fund shares used in a Program must be held for 31 days before a Participant may use them as collateral to purchase insurance. Further, if additional collateral is required at any point in order to renew premium loans or to meet margin requirements, any mutual fund shares to be used as collateral must have been held by the Participant for the minimum 31 day period required by Federal regulations. Mutual fund shares which are properly available for use as collateral within a Program, by virtue of having been held at least 31 days by a Participant, will be referred to throughout this Prospectus as "qualified shares" or "qualified collateral."

  (b) Margin Requirements

  In addition to complying with Regulation G of the Federal Reserve Board, the Company imposes its own more restrictive margin requirements on collateral used to secure loans to Participants. Regulation G permits borrowing in an amount up to 50% of the value of the qualified collateral. The Company's requirements, which are even more restrictive, include the following specific requirements:

  (i)(a) For funds (both load and no-load) with which the Broker-Dealer has a selling agreement:

  250% Requirement for New Financing-Initial premium loans, and any new financing of additional premiums on policy renewal dates, must be secured by qualified shares having a value of at least 250% of the new credit extended to a Participant in order to finance a premium. If the 250% renewal requirement is not met, the Company will refuse to renew the loan and will terminate the Program.

  (b) For no-load funds with which the Broker-Dealer does not have a selling agreement:

  1800% Requirement for New Financing-The initial premium loan, which must be paid annually, must be secured by qualified shares having a value of at least 1800% of the initial premium loan. Subsequent annual premium loans must meet the 250% requirement for new financing.

  (ii) 150% of Account Indebtedness at Renewal Date-At the time of renewal, if the value of qualified shares pledged with the Company does not exceed 150% of the Participant's accumulated debt, interest, and other charges owed to the Company (the "Account Indebtedness"), the Company will not renew the loan without additional qualified collateral or a reduction of the Account Indebtedness. If qualified shares available for pledge are being held by the Company as custodian for the Participant, it will pledge such shares with itself, in accordance with the Agency Agreement and Limited Power of Attorney (the "Agency Agreement"), in order to meet the 150% requirement. If additional shares are needed, the Company may, but is not obligated to, give notice to a Participant (in order to allow the Participant to provide additional qualified shares or reduce the Account Indebtedness) before it refuses to renew the loan and terminates the Program.

  (iii) 130% Requirement Between Renewal Dates-If, at any time during the term of a Program, the value of a Participant's qualified collateral declines below 130% of the Account Indebtedness, the Company will, without notice to the Participant, terminate the Program, redeem the pledged shares, and return the excess shares over the Account Indebtedness, if any, to the Participant.

  THE COMPANY HAS NO OBLIGATION TO PROVIDE NOTICE TO THE PARTICIPANT THAT THE APPLICABLE MARGIN REQUIREMENT HAS BEEN VIOLATED AND THAT HIS PROGRAM WILL BE TERMINATED. IN ADDITION, THE AMOUNT REALIZED BY THE COMPANY UPON REDEMPTION OF A PARTICIPANT'S SHARES MAY BE SIGNIFICANTLY LESS THAN THE APPLICABLE MARGIN REQUIREMENT.

7. Risk That the Company Will Not Be Able to Obtain Financing

  The continuance of the Programs is dependent upon the Company's ability to provide, or arrange for, the financing of insurance premiums for Participants. At present, Colonial and Chubb Life, affiliates of the Company, provide the funds necessary to the Company's financing of the Programs. A Participant should carefully consider the Company's ability to borrow money and the consequences of its inability to borrow. Moreover, although the Company's present financing arrangement with its lender does not include the assignment of a Participant's mutual fund shares to the lender as security, the Agency Agreement does authorize the Company to assign a Participant's mutual fund shares to any lender as collateral security for the Company's indebtedness pursuant to any financing arrangements. If any such assignment takes place and the Company subsequently defaults on an obligation for which the Participant's mutual fund shares have been pledged as security, the mutual fund shares may be redeemed by the lender to whom the obligation is owed. A Participant should carefully consider the extent to which the rights of a lender who might receive such an assignment would have priority over his interests in the pledged mutual fund shares.

  A lender may cease to provide financing if the Company is in default under its loan agreements. In this case, Programs will be terminated on their renewal dates. The Company is under no contractual obligation to continue to make loans on future Program renewal dates; however, it intends to continue making such loans as long as funds are available to it.

8. Risk of Adverse Determination Under State Law

  Several states have passed statutes prohibiting either the sale of life insurance as an inducement to purchase securities, or the sale of securities as an inducement to purchase life insurance. The Company cannot predict whether, or the extent to which, Programs commenced in a state may have to be terminated as a result of a later determination by that state that the Programs contravene any such statute.

9. Cash Surrender Value of an Insurance Policy Included in a Program

  The cash surrender value, if any, of an insurance policy included in a Program will not provide sufficient proceeds to pay the full amount of a Participant's Account Indebtedness but may be used to reduce the Account Indebtedness if available to the Participant by terms of the policy. Cash values that are available also may be applied to reduce the amount of premiums due during any period in which a Participant's ability to maintain a Program might otherwise be impaired. Some insurance policies will have no cash surrender value at any time, while others, such as whole life policies, may have minimal or no cash surrender value during their early years. The cash surrender value of a policy included in the Program will depend upon the age of the insured at the time the policy is issued and the amount and type of insurance.

10. Tax Considerations

  The following are certain tax considerations which should be considered prior to the initiation of a Program. These considerations are included for general information and are not meant to be a description of all potential tax matters related to the purchase of a Program or the underlying mutual funds or insurance. Prospective Participants should consult their own tax advisors with respect to tax matters, including the effect of state tax laws.

  (a) Loan interest generally is not deductible for the purpose of determining an individual's taxable income.

  (b) Participants will be liable for federal income taxes and state taxes (if applicable) on dividends and capital gains distributions on their mutual fund shares even though they are automatically reinvested in additional shares as required by the Programs, unless the Program was established as part of a tax qualified retirement plan which allows for tax deferred accumulations.

  (c) A Program established as part of a tax qualified retirement plan may result in unrelated business taxable income to said plan on the accumulation value or proceeds of policies used in the Program.

  (d) An involuntary termination of a Program may result in the recognition of ordinary income or capital gains or losses which the Participant might otherwise have wished to defer.

-------------------------------------------------------------------------------
                               Summary of Charges
-------------------------------------------------------------------------------

1. Minimum Investment-The cost of Programs varies with the mutual funds and insurance policies included in a particular Program. The minimum investment in mutual fund shares necessary to begin an annual Program is $1,200, except for Programs using no-load funds with which the Broker-Dealer does not have a selling agreement, which minimum investment would be $90,000. On investments in mutual fund shares by Participants, sales charges may range up to 8.50% of the offering price of the shares. Prospective Participants are advised that many funds which do not have a "front-end" sales charge may have a "back-end" sales charge upon redemption of the shares or an asset-based sales charge.

  2. Interest-The mutual fund shares are pledged to secure the loan to a Participant, plus interest accruing thereon. Interest rates on a Participant's indebtedness are subject to change at any time during the Program at the discretion of the Company and are always subject to maximum permissible interest rates under state law. The Agency Agreement provides that the nominal interest rate on a Program will not be less than 6% per annum, nor exceed three percentage points above the prime, or base rate, as quoted in The Wall Street Journal. Such interest increases may occur without prior notice to the Participants and will become effective immediately.

  3. Commissions-The Insurance Companies pay a commission to the agent for policies sold in connection with the sale of a Program. All insurance commissions are included in the annual premiums paid by the Participants. The first year's sales commissions range from 2% to a maximum 114% of the first year's premium and 0% to a maximum of 30% of the annual premium for subsequent years. The maximum first year commission payable on disability insurance policies is 70%. In addition, agents may earn bonuses of up to 15% of the annual premium for the first two policy years with declining percentages thereafter, and ending at the close of the tenth policy year. The Insurance Companies pay the same commissions to its agents when insurance policies are purchased independently of the Program.

  4. No Underwriters' Fees-No underwriting discounts, commissions, or fees are paid in connection with the sale of the Programs themselves (as distinct from the mutual fund shares and insurance policies included in the Programs).

  5. Placement Fee, Program Fee, Administrative Fee, and Special Charges-The Company charges a one-time placement fee of $25 for each insurance policy issued in connection with the Programs. The placement fee is due at the time when the Company determines that a prospective Participant has qualified for investment in a Program (including the life insurance application). The Company also charges a one-time Program fee of $200 for Programs using certain no-load funds with which the Broker-Dealer does not have a selling agreement. This Program fee is due at the time of application for the Programs. An annual administrative fee is also charged by the Company for its services under the Agency Agreement to cover the reasonable cost of administering the Programs. The annual administrative fee is $50 and may be paid in a lump sum for the entire ten year period at a reduced rate, currently $360. Unless the Participant pays the annual administrative fee in cash, the Company, at its discretion, may pay the fee from proceeds realized from the redemption of mutual fund shares or by adding the fee to the Participant's indebtedness. In addition, the Company will charge a fee of $25 for adding a policy to an existing Program.

  Reasonable charges will also be made for certain special services. The current charges are $25 for each of the following services on a per fund and per policy basis: (i) return check charge (protested check); (ii) transfer of registration of shares; (iii) reduction of loan balance; (iv) conversion from one premium mode to another; (v) transfer of shares from one fund to another;
(vi) policy conversion; (vii) policy change; (viii) redemption of shares; and
(ix) other exceptional transactions requested by the Participant. These charges are payable by a Participant in cash or from proceeds realized from the redemption of mutual fund shares. The Company reserves the right to adjust these charges at any time and from time to time.

  The charges, commissions and fees described above do not include certain fees which are charged by the Insurance Companies and are found in the policies, mutual funds and are described in the prospectuses of such funds, or which are charged by any of the variable universal life policies offered and are also discussed in the prospectuses of those policies.

  6. Termination Fee; Liquidation Charge-The Company will charge a termination fee of $100 when a Program is terminated by either the Participant or the Company, except for termination at the end of ten years. A Participant also will be charged a $25 liquidation charge per fund whenever a fund is liquidated, regardless of whether the Program is being terminated, except at termination at the end of ten years. These fees are based upon the Company's administrative costs for processing terminations and liquidations.

  7. Additional Investments-In order to offset the interest, service charges and administrative fees a Participant incurs in a Program, without any additional investment on his part, his mutual fund shares must yield dividends or capital gains distributions, or experience growth, to an extent in excess of such interest, charges and fees. There is no assurance that this result will be attained. If this result is not attained, the Participant must make additional investments in mutual fund shares in order to avoid a termination of the Program pursuant to the requirements set forth in "Margin and Collateral Requirements."

-------------------------------------------------------------------------------
                                  The Programs
-------------------------------------------------------------------------------

1. General; Distribution of Programs

  The securities offered by this Prospectus are personalized investment programs which coordinate the acquisition of mutual fund shares and insurance over a period of ten years, commencing with the due date of the initial premium advanced under the Program.

  The Company does not offer or finance the purchase of equity securities. This Prospectus relates only to the Programs described herein. No offer is made hereby of any security representing an interest in the Company or any of its affiliates. Participants will have no voting rights or ownership interests and will not share in profits or losses of either the Company or any affiliate, except that Participants who purchase shares of the Fund Group will have the rights and interests of a shareholder with respect to the Fund Group.

  The Programs are neither distributed through underwriters nor traded in securities markets. Unlike other securities, Participants may not sell or trade their Programs, rather the Programs must be held for the ten year period unless earlier terminated. As personalized investment programs, they are sold only through registered representatives (the "Representatives") of the Broker-Dealer or other independent securities dealers with whom the Company, the Broker-Dealer and one of the Insurance Companies have agreements.

  The Representatives are jointly licensed to sell both mutual funds and insurance. As registered representatives of the Broker-Dealer, they are authorized to sell mutual fund shares offered in the Programs, as well as the Programs themselves. As licensed agents of one or more of the Insurance Companies, they are authorized to sell various forms of life, accident, and health insurance.

  The Representatives sell the Programs on a best-efforts basis. No underwriting compensation is paid to the Broker-Dealer or any other party in connection with the sale of the Programs. The Broker-Dealer typically receives a commission on the sale of mutual fund shares in connection with a Program. A portion of any commission received by the Broker-Dealer is paid to the Representative. In his capacity as a licensed insurance agent, the Representative also receives commissions from one of the Insurance Companies on insurance sold as part of any Program. See "Summary of Charges."

2. Hypothetical Illustrations

  One feature of the Programs is the possibility of using the appreciated value of purchased mutual fund shares (as well as dividends or capital gains distributions thereon) to help defray the amount of Account Indebtedness. This depends on the actual performance of mutual fund shares purchased, and any given fund may decline rather than appreciate in value. Hypothetical illustrations are available from registered representatives, and potential Participants are strongly advised to obtain these illustrations.

3. Determination of Suitability

  Prior to the sale of a Program, a registered representative of the Broker-Dealer will review the prospective Participant's financial circumstances and may, without obligation, provide him with a written proposal prepared by the Broker-Dealer setting forth in detail, among other things, the nature and extent of the prospective obligations, fees, commissions, or other remuneration to be derived by the Company, the Broker-Dealer and others from the sale of a Program. Since the interest rate may fluctuate and a Participant may vary his investment in mutual fund shares in the future, the charges and commissions may change in the period after a Program is initiated. See "Summary of Charges; The Programs-Insurance Premium Loans to Participants."

  Prior to the sale of a Program, the Broker-Dealer will make an independent assessment as to whether the entire transaction, including the loan arrangement, is suitable for the prospective Participant; this in no way relieves the prospective Participant from the responsibility of making his own considered determination as to whether a particular Program is suitable for him.

  At the request of a Participant, a Program will be reviewed by the Broker-Dealer at any time upon submission of appropriate current data, in order to permit a Participant to determine its continued suitability. Any suggested changes will be detailed in a written review, prepared by the Broker-Dealer, which the Participant is free to adopt or reject. Depending on the changes adopted, the costs and expenses of a revised Program may be more or less than those previously applicable.

4. Investment in Mutual Funds

  (a) Types of Mutual Funds Available

  Mutual fund shares available for purchase in the Programs include the shares of open-end investment companies registered under the Investment Company Act of 1940 with which the Broker-Dealer has a selling agreement and certain no-load funds. These shares generally have a sales charge. In general, mutual fund shares purchased are subject to "front-end" sales charges from which the Broker-Dealer is paid its commissions. Many funds which do not have a "front-end" sales charge will charge a "back-end" sales charge upon redemption of the shares, which amount is contingent on the number of years the Participant has held the shares. Funds may also have asset-based charges, which are taken out periodically from the average daily net asset value of such funds. "No load" funds, which do not have any sales charges except for asset-based sales charges and service fees of no more than .25% of average annual net assets, may be used if: (1) the Broker-Dealer has a selling agreement with the fund; or (2) when purchases of such "no-load" funds are made through an investment management program with which the Broker-Dealer has a written agreement and that fulfills the administrative and confirmation requirements of the Company. No-load funds with which the Broker-Dealer does not have a selling agreement or which are not sold through an approved investment management program may be used only for Programs that comply with the following requirements: (1) the premium must be paid annually and be a minimum of $5,000, (2) the initial margin requirements must be 1800% and no mutual fund shares may be reregistered out of the Program during its ten year life, (3) a Program fee of $200 must be paid at the inception of the Program, and (4) the fund must fulfill the Company's administrative and confirmation requirements. Prospectuses for any mutual fund available for purchase in a Program should be obtained through sales representatives. Among the mutual fund shares available for purchase in conjunction with the Programs are shares issued by the Fund Group. See "The Company and Its Affiliates-Interest in Mutual Funds."

  The mutual funds available for the Programs have portfolio securities which have been selected by the management of each fund on the basis of its belief as to either potential dividend income or capital appreciation or both. Certain of the mutual funds have portfolios which are selected from the common stocks of large, well-known, publicly held corporations with established records of dividend payments. The portfolio securities included in certain other mutual funds generally afford lower yields and pay smaller or no dividends since their major objective is capital appreciation. Instead, earnings, if any, may be reinvested by the issuers of such securities for purposes of their expansion, research and the general development of their operations. The element of risk connected with such an investment may, therefore, be higher than that experienced with a more conservative portfolio of securities having higher yields and lower price-earnings ratios. The investment policy, objectives, performance history, and the qualifications of the management of each mutual fund whose shares are sold by the Broker-Dealer, as well as the sales charges and details as to the automatic reinvestment plans, are set forth in the prospectuses of the respective funds available for the Programs. Mutual fund investments are, of course, subject to the market fluctuations and risks inherent in any investment in securities. There is no assurance that the objectives of any of the mutual funds offered in the Programs will be realized, nor may any representations be made as to their performance. The prospectus for each mutual fund in which a Participant is interested must be furnished to him with this prospectus. No potential participant in a Program may purchase mutual fund shares without first obtaining a prospectus for such shares. A prospective Participant should choose the mutual fund which is most suitable for his particular needs, and reference should be made to the specific fund prospectus for information on its investment objectives and policies, sales charges, and other relevant information about such fund.

  (b) Minimum Required Initial Investment

  If a Participant decides to begin a Program, an investment in the mutual fund selected by him is made in an amount at least equal to the minimum required initial investment. Any mutual fund shares which are to be used as collateral for premium loans must be held by a prospective Participant for at least 31 days. If a prospective Participant already owns sufficient qualified shares of a mutual fund which permits reinvestment of dividends and capital gains distributions, these shares may be utilized to initiate and maintain a Program. The initial investment must be at least 250% of the insurance premium for most Programs, regardless of the mode of premium payment selected. Programs using no-load funds with which the Broker-Dealer does not have a selling agreement or that are not sold through an approved investment management program require an initial investment of at least 1800% of the initial insurance premium, which premium must be paid annually. Prospective Participants are cautioned, however, that the minimum investment required by certain mutual funds for the purchase of their shares may exceed the minimum investment required by the Company to initiate a Program ($1,200 for most Programs).

  Orders for mutual funds will be accepted only from those persons who desire to make their mutual fund investment irrespective of the Insurance Companies' insurability requirements. Accordingly, the purchase of the initial order of mutual funds shares will be required even though the person may not be a Participant in the Program because he is uninsurable. Individuals proposed for insurance who have had medical problems, who have been denied insurance in the past, or who are in higher risk groups, may bear a much greater risk for the Insurance Companies and may not be issued an insurance policy or may have to pay additional premiums.

  No fees charged at the initiation of a Program apply to insurance. Thus no conditional receipt for insurance will be issued; that is, a Participant will be without insurance coverage until (i) the application for insurance is approved; and, (ii) the expiration of 31 days from the date of purchase of the mutual fund shares. If, however, a Participant wishes to conditionally obtain insurance coverage prior to completion of the underwriting process, he may pay one-twelfth of the annual premium scheduled for his Program, or $50, whichever is greater, in exchange for a conditional receipt at the time he completes the application for insurance, with the exception of Chubb Sovereign policies, where a Participant must make one premium payment in the applicable mode to conditionally obtain coverage. Such conditional insurance coverage may not be available in all cases.

  (c) Company Administrative and Confirmation Requirements

  The only mutual funds available for sale by the Broker-Dealer in connection with the Programs are those which agree to use the Company's administrative and confirmation requirements. Previously purchased mutual fund shares may be used if the fund agrees to use the Company's administrative and confirmation requirements. Moreover, the Participant need not use the services offered by the Broker-Dealer in purchasing mutual funds to be pledged with the Company at the start of the Program.

  Mutual funds available for sale by the Broker-Dealer in connection with the Programs must provide for the automatic reinvestment of dividends and capital gains distributions in mutual fund shares. Ordinary income dividends generally are reinvested either at net asset value or at the public offering price, which usually includes the sales charge. Capital gains distributions generally are reinvested at net asset value. If a service charge is applicable, it is made irrespective of the Program.

5. Acquisition of Insurance

  A Program allows a Participant to purchase insurance by financing the premiums through a loan secured by his mutual fund shares.

  Insurance available for purchase in connection with a Program may vary from state to state, depending on whether Chubb Life, Chubb Sovereign or Colonial is licensed to sell insurance in a particular jurisdiction, and whether a jurisdiction in which one of the Insurance Companies is licensed has approved a particular insurance product.

  Whole life, variable universal life, single premium whole life, level term, renewable or convertible term, decreasing term and various forms of disability income insurance are available for purchase in a Program on a nonparticipating basis. Generally, all whole life insurance contracts contain the following features: (i) incontestability-the policies are incontestable after a period of two years from the date of issue except as to any additional benefits covered by a rider in the event of accidental death or disability, or a waiver of premium (see below); (ii) suicide-if within two years from the date of issue, or less if so provided by the laws of a particular state, the insured dies by suicide, the amount payable under the policy is limited to the amount of the premiums which have been paid; (iii) change of beneficiary-the owner of the policy may change the beneficiary under the policy at any time by written notice to the issuing insurance company; (iv) automatic premium loan option-any premium not paid by the end of the grace period (31 days) is automatically paid by a policy loan if there is a sufficient cash value; (v) nonforfeiture options-upon failure to continue the required premium payments, the owner of the policy may surrender the policy for its cash value, if any, or elect to receive paid up life insurance of a reduced face amount, or extended term insurance of the original face amount but for a limited period of time; and
(vi) settlement options-providing for various methods pursuant to which the owner of the policy may choose to have the proceeds of the policy paid, upon the insured's death.

  Certain whole life policies issued by one or more of the Insurance Companies provide for interest, based on current interest rate levels, credited to the cash value element or fund account of the policies. The Insurance Companies may adjust the interest rate as economic conditions change. Also, the variable universal life policies issued by the Insurance Companies provide for an accumulation of cash value based on the investment experience of the underlying funds in which the premiums are invested. Because the build-up of cash value within these types of policies may vary, there is a possibility that the policy may become paid up before the Program's ten year termination. In this case, the Program may terminate at the Company's option. If the Program is extended, there may be no further requirement for collateral, although the Participant may continue investing in mutual fund shares. Also, since there is no guarantee of accumulation of cash value with a variable universal life policy, it is possible that the policy would lapse by its terms during the course of the Program. Please see the prospectus of the variable universal life policy for further information.

  Policyholders of whole life, single premium life, and variable universal life insurance policies offered in the Programs may borrow against the cash value of the policies. Such loans outstanding as of the date of this Prospectus may bear interest at a rate ranging from 4% to 13% per annum. Certain policies provide for a variable loan interest rate. The Participant should inquire as to the policy loan interest rate provision of the policy included in the Program. Participants should also consider that loans taken out of some life insurance policies may be subject to income and additional taxes and should consult their tax advisor for further information. Policy loans may be available to a Participant to reduce the unpaid balance of his Account Indebtedness or to purchase additional mutual fund shares in the event of an impending involuntary termination of his Program.

  Maximum limits with respect to the amount of life insurance available under a Program shall be determined by the Insurance Company. However, the Insurance Company will not allow any amount greater than that which, in its opinion, is suitable to the particular needs of the proposed insured and financial abilities of the prospective Participant.

  The amount of the premium which is due on any insurance contract will, of course, vary with the size and type of the policy, the age of the insured, and the extent of any additional benefits desired, such as: (i) waiver of premium in the event of disability so that the policy will remain in force without payment of premium; (ii) family coverage which extends insurance protection to include the insured's spouse and children; (iii) double or triple indemnity in the event of accidental death as the result of bodily injury; (iv) increasing or decreasing term insurance; or (v) disability income protection.

  A Participant may use term insurance in a Program. The basic effect of using this form of insurance is that for any given premium, the death benefit is substantially increased while the cash value accumulated is either greatly reduced or eliminated.

6. Agency Agreement and Limited Power of Attorney

  An Agency Agreement and Limited Power of Attorney (the "Agency Agreement") is executed by a Participant contemporaneously with the signing of the application for insurance or the purchase or delivery of mutual fund shares to be used in the Program. It is also signed by the Company and is thereafter effective until terminated by the Participant or the Company. Upon giving notice in writing or via facsimile, a Participant may terminate the Agency Agreement at any time, which automatically results in termination of a Program, but the Company may do so only for reasons discussed under "The Programs-Termination."

  Under the Agency Agreement, the Company, as attorney-in-fact of the Participant, has the power to:

  (a) arrange loans to Participants to pay insurance premiums and administrative fees, if not paid in cash, as they become due or excess premiums as agreed to by the Company;

  (b) receive pledge as collateral of all mutual fund shares acquired in the Program, furnished by a Participant or available for pledge, having an aggregate redemption value of up to the applicable margin requirement of 250% or 1800% of a Participant's Account Indebtedness as security therefor; and

  (c) pledge the Participant's mutual fund shares securing his Account Indebtedness if necessary for the purpose of obtaining funds to finance the Programs.

  After execution of the Agency Agreement, no further notice is given to a Participant prior to the loans made by the Company to a Participant to pay insurance premiums. All mutual fund shares purchased in the Program will be registered in the name of the Company, as custodian for the Participant, to be held by the mutual fund companies, subject to instructions of the Company pursuant to the Agency Agreement. Certificates for mutual fund shares acquired by the Participants will be issued upon direction of the Company only in those instances where it is necessary to meet the legal collateral requirements of a state or governmental agency.

7. Insurance Premium Loans to Participants

  (a) Loans Under the Agency Agreement

  Upon issuance of a policy by an Insurance Company and contingent upon acceptance of the policy by the Participant, the Company makes a loan to the Participant under the Agency Agreement in an amount equal to the selected premium mode. Mutual fund shares are then pledged to secure the loan.

  As each premium becomes due, a new loan equal to the next premium and administrative fee, if not paid in cash, is made and added to the Participant's Account Indebtedness. It is intended that such loans will recur each premium due date until the expiration of ten years after the due date of the initial premium advanced under the Program, unless the Program is sooner terminated. Thus, interest, as well as principal, is borrowed, and all mutual funds purchased or otherwise accumulated in the Program having redemption value of up to 250% of the Participant's Account Indebtedness, or 1800% for the initial premium loan of Programs using certain no-load funds, are pledged as collateral for such loans. Shares representing any excess in redemption value over the applicable margin requirement of 250% or 1800% of the Participant's Account Indebtedness are not required to be pledged as collateral.

  Pursuant to the Agency Agreement, the Company may renew a Participant's Program at the due date for the insurance premium, in accordance with the same basic Program terms and conditions (including but not limited to the "Margin and Collateral Requirements" discussed below) for a period of time ending as of the due date of the next insurance premium. For example, if the insurance premium payment mode is annual, the renewal of the Program will be for a period of one year. Until the Programs are terminated, it is intended that such loans will recur over the life of the Program.

  Assuming that the minimum collateral requirements described hereinafter are met, the Company will recompute a Participant's Account Indebtedness in advance of the premium due date so that the loan can be renewed on the premium due date of the insurance policy during each year of a Program. The new Account Indebtedness is determined by adding the amount of the Participant's existing Account Indebtedness to the amount of the next premium due, new fees, plus interest. See "Summary of Charges."

  Since May 29, 1970, the date the Company first offered Programs for sale, the nominal interest rate charged by the Company pursuant to the Agency Agreement has ranged from a low of 6% to a high of 13%. An increase in the interest rate on the loans will serve to increase the cost of the Program and diminish its value to a Participant upon termination.

  (b) Margin and Collateral Requirements

  Under SEC Rule 11d1-2, any mutual fund shares used to secure premium loans must have been owned by the Participant for a minimum holding period of 31 days before credit secured by such mutual fund shares is extended to the Participant. The holding period applies to all purchases of mutual fund shares, whether for initial purchases, renewals, or meeting margin requirements.

  The maximum credit allowed by Regulation G (adopted by the Federal Reserve Board and applicable to loans made under the Programs) against pledged mutual fund shares is 50% of the value of the shares. The Company's present policy is to make an initial loan not to exceed 40% of the value of the mutual fund shares pledged as security. If the Federal Reserve Board should increase margin requirements beyond the Company's requirement, a Participant would be required to acquire and pledge more securities to finance the premiums due and to maintain the ratio required to prevent involuntary termination of the plan. It is possible that such increased margin requirements might require the Company to discontinue the sale of its Programs and terminate Programs then outstanding. It is also possible that periods may exist when the Federal Reserve Board margin regulations will preclude the financing of additional premiums.

  As a matter of policy, independent of Federal regulations, the Company presently requires Participants to provide qualified collateral with values exceeding the amount of their indebtedness by specific margins in three different situations: at initiation, at renewal, and between renewal dates.

  (i) Initiation Requirement-Each initial loan by the Company to pay insurance premiums for all Programs except those using certain no-load funds must be secured by qualified mutual fund shares which have a value of at least 250% of the premium to be financed. Accordingly, a Participant must pledge qualified shares having a value of at least $1,200 to initiate an annual Program which has a life insurance policy with the minimum annual premium of $480. Programs using no-load funds with which the Broker-Dealer does not have a selling agreement require an 1800% initiation requirement and qualified shares having a value of at least $90,000 for a minimum annual premium of $5,000.

  (ii) Maintenance Margin Requirement-The Company requires Participants to maintain qualified collateral with a value of at least 130% of Account Indebtedness at all times. Failure to maintain the 130% requirement will result in termination of a Program. The Company generally will notify a Participant of a decline in value in his mutual fund shares, although it is not required and undertakes no obligation to do so. If the value of shares pledged with the company declines below 130% of a Participant's Account Indebtedness, the account indebtedness will automatically become due and payable, and the Company will terminate the program and sell or redeem the pledged shares to satisfy the debt, all without notice to the Participant. The Company will act promptly but accepts no responsibility for any loss incurred by a Participant due to a reduction in the value of mutual fund shares arising from delays in redemption which are beyond the control of the Company. Any shares not required to be redeemed to satisfy the Account Indebtedness will be released from pledge and re-registered to the Participant.

  The Company intends to enforce its rights whenever the 130% requirement is breached. If the Company is holding shares available for pledge, it will pledge such shares with itself in order to maintain a Participant's 130% margin requirement. No mutual fund shares pledged by the Company to secure payment of one Participant's Account Indebtedness may be redeemed in order to satisfy the payment of another Participant's Account Indebtedness.

  (iii) Account Indebtedness at Renewal-At the time of renewal, a Participant must have qualified shares pledged to the Company equal to least 150% of the Participant's Account Indebtedness. The 150% renewal requirement may be met in one of four ways: (a) a Participant's qualified shares already pledged in the Program may have a value in excess of 150% of the Account Indebtedness; (b) if the Company is holding additional qualified shares available for pledge as custodian for the Participant under the Agency Agreement, then the Company may automatically pledge sufficient additional shares to cover the 150% requirement;
(c) if the Company is not holding enough qualified shares, then the Participant may make the necessary shares available for pledge by purchasing additional shares at least 31 days prior to the renewal date; or (d) a Participant may make a cash payment to reduce the Account Indebtedness to no more than 66.66% of the value of the shares pledged in the Program. If the 150% margin requirement is not met in one of these four ways, prior to the renewal of a loan, the Company will terminate the Program. The Company may notify a Participant 31 days prior to a renewal date if it appears that the 150% requirement may not be met, but the Company is under no obligation to provide such notice.

  (iv) Renewal Loan Margin Requirement-The Company requires at renewal that a new premium loan be secured by qualified shares which have not been previously pledged to the Program. The new qualified shares must have a value of at least 250% of the new premium loan. If qualified shares are not available to be pledged by the Company as custodian for the Participant, then the Participant must provide additional qualified shares with a value of at least 250% of the new premium loan before the life insurance policy can be renewed within the Program.

  (c) A Participant's Personal Deficiency Resulting from the Loans

  The Loans which the Company makes to Participants to finance insurance premiums are made without recourse. Consequently, a Participant will not be responsible for payment of a deficiency in the event the value of the pledged shares is not sufficient to pay his entire Account Indebtedness. A Participant should not infer from this that a Program will not result in a loss to him. The appreciation of value of mutual fund shares and the costs and expenses of the Program (including interest and fees) all will have a bearing on whether the Participant incurs a loss in a Program.

  (d) Release of Collateral

  If at any time the redemption value of all the shares held in the Participant's account exceeds 250% of the Participant's Account Indebtedness for all Programs except those using certain no-load funds, the Participant may, upon written request to the Company, have such excess released to him either in shares or in cash. Shares are valued at their net asset value for redemption purposes.

8. Additional Mutual Fund Share Purchases

  A Participant is under no obligation to make additional purchases of mutual fund shares once a Program is initiated, except to the extent necessary to meet the margin and collateral requirements described above. Failure to make additional purchases generally may result in termination of a Participant's Program since the amount of collateral required to secure a Participant's Account Indebtedness will increase correspondingly with the amount of each borrowing. Similarly, failure to purchase additional mutual fund shares in order to prevent a decline in the aggregate redemption value of the pledged shares below 130% of a Participant's Account Indebtedness will result in a sale of existing collateral and termination of the Participant's Program. Accordingly, many Participants must make investments, some as often as monthly, in shares which are transferred into the name of the Company as custodian for the Participant and held until they become qualified shares. These qualified shares then will be pledged by the Company to itself if the value of the shares previously pledged with the Company declines below the margin and collateral requirements.

9. Status Reports

  The Company, upon request, will furnish to each Participant annually a statement of his Program account indicating the amount of his Account Indebtedness and a current prospectus of the Company with respect to its Programs. Annual and interim reports and current prospectuses of the mutual fund(s) selected generally will be forwarded to Participants directly by the particular funds. Current prospectuses and annual and interim reports of any variable universal life insurance policy will be forwarded to Participants directly by the issuing Insurance Company. Participants will receive confirmations when mutual fund investments are made. The Company will, at any time upon request, furnish a Participant with a statement of the total redemption value of his pledged shares compared with his Account Indebtedness. Annual reports of the Company containing financial statements reported upon by independent auditors will also be furnished to a Participant at any time upon request.

10. Program Modification

  Subject to the minimum premium requirement of $480 annually for all Programs except those using certain no-load funds for which the minimum premium requirement is $5,000 and an annual premium, the amount of insurance and the premium(s) to be financed may be reduced. If increased insurance protection is desired, a Participant may add either a new or existing policy, but only within six weeks of the annual anniversary date of his Program. The cost of acquisition (including the placement fee) must be paid by a Participant upon the issuance of a new policy. If a Participant who is also the owner of the Program's insurance policy desires to terminate the Program or modify the insurance protection, he can surrender the policy (providing it has sufficient cash value) and obtain extended term coverage (if available), an insurance policy with reduced coverage, or a paidup policy for a reduced amount. Provided the appropriate authorization form is on file with the Company, a Participant or, if authorized, the Participant's registered representative, may direct the redemption or exchange of mutual fund shares by telephone to the Company. The Company will employ procedures that it believes are reasonable in order to confirm that instructions communicated to it by telephone are genuine. These procedures include (i) any Participant or registered representative providing instructions by telephone to redeem or exchange shares must be on a recorded telephone line,
(ii) all such Participants or registered representatives must supply the Company with personal identification information at the time of redemption or exchange for verification purposes, and (iii) all transactions relying on telephone instructions will be verified by a written confirmation statement sent by the mutual fund to the Participant. If these "reasonable procedures" or other procedures that may be developed are not employed in order to confirm that instructions communicated by telephone to the Company are genuine, the Company may be liable for any losses due to unauthorized or fraudulent instructions.

  The Company will not be liable to the Participant or any third party if the Participant is unable to reach the Company by telephone. The Participant may be unable to implement a telephone transaction during periods of drastic economic or market change.

  This telephone transaction privilege may be terminated or modified upon 60 days written notice to the Participants.

  A Participant may likewise re-direct his periodic investment from one mutual fund to another fund available in the Programs. The Company assesses an additional charge to redeem shares of one mutual fund so that a Participant may purchase another mutual fund's shares. See "Summary of Charges." Presently there is no limit on the number of times a Participant may modify his Program; however, the Company reserves the right at any time to limit the number of times a Participant may modify his Program.

11. Termination

  Programs are entirely voluntary and may be terminated at any time by a Participant, upon written notice mailed or transmitted via facsimile to the Company. A Program will be terminated by the Company upon the occurrence of any of the following: (i) the death of the Participant; (ii) the death of all insureds covered by a policy issued as part of a Program; (iii) failure to meet minimum collateral requirements due to a decline in the value of the mutual fund shares securing premium loans; (iv) failure to meet minimum investment requirements due to a decrease in insurance premiums advanced under a Program unless waived by the Company to the extent permitted by law; (v) failure to provide sufficient collateral to secure loans for premiums due under the Program; (vi) inability of the Company to provide or arrange for financing of premiums; (vii) failure of the Participant's bank to honor checks made payable to the Company from the Participant's account. A Participant should clearly understand that in the event of any of the above circumstances a Program may be terminated by the Company without prior notice to the Participant. Programs must be terminated not later than ten years from the due date of the initial premium financed (unless extended at the option of the Company).

  If a Participant terminates his Program, he must pay his Account Indebtedness in full, plus interest, to the date of payment. The Company also charges a $100 termination fee and liquidation charges unless the termination is at the end of the tenth year of the Program. If the Company terminates a Program with prior notice to a Participant, the Participant must pay his Account Indebtedness within seven business days after a notice of termination. In either case, if a Participant's Account Indebtedness is not paid, the Company has the right to redeem as many of the Participant's qualified shares as necessary to pay his debt.

  To pay his Account Indebtedness, a Participant may: (i) redeem his mutual fund shares and surrender his life insurance policy for its cash value;
(ii) redeem such shares and, if he has the right, borrow on the cash surrender value of the life insurance policy, keeping the policy in force; (iii) redeem his mutual fund shares only and independently continue the insurance;
(iv) retain his mutual fund shares and, if he has the right, surrender the insurance policy for its cash value, if any; or, (v) retire the debt from funds unrelated to the mutual fund shares or the insurance policy. The cash value of the insurance policy alone will not provide adequate funds to liquidate all of the accumulated indebtedness.

  The continuance of the Program is dependent upon the Company's ability to provide, or to arrange for, the financing of insurance premiums for Participants. A Participant's Program may be involuntarily terminated if such financing cannot be obtained by the Company. See "The Programs-Financing of the Programs by the Company."

  A Participant must maintain certain margin and collateral requirements in order to avoid termination of his Program. See "The Programs-Insurance Premium Loans to Participants."

12. Rights of Participants

  (a) Program Rights

  Participants in the Programs have certain rights in connection with the Programs themselves (as distinct from the mutual funds shares and insurance acquired in the Programs). These rights include the right to receive status reports, the right to modify a Program, and the right to terminate a Program entirely. See generally "The Programs-Status Reports; Program Modification; Termination." However, Participants are not stockholders in the Company or any of its affiliates and have no voting rights or other interests therein; except that Participants who purchase shares of the Fund Group will have the rights and interests of a shareholder with respect to the Fund Group.

  (b) Voting of Mutual Fund Shares

  The mutual fund(s) selected by a Participant will advise him of any meeting where his shares may be voted and furnish him with a proxy statement and appropriate voting forms. It is the responsibility of the Participant to complete and return the proxy statement in order to vote his mutual fund shares. The Company will vote the Participant's pledged shares or shares available for pledge only if the Participant gives the Company specific written instructions accompanied by a signed proxy. If such instructions and the signed proxy are not received, the Company will take no action with respect to voting the Participant's shares.

13. Financing of the Programs by the Company

  The Company's funds for financing the Programs are currently obtained through Loan Agreements and Company-Lender Agreements (together the "Agreements") with Colonial and Chubb Life. The Agreements provide for revolving credit arrangements under which Colonial will make advances to the Company in an amount not to exceed $29,000,000 and Chubb Life will make advances to the Company in an amount not to exceed $20,000,000. The loans are made at short-term lending rates agreed upon by the Company and its Lenders which are subject to change in accordance with the Agreements. The Agreements contain minimum collateral requirements co-extensive with the minimum collateral requirements for Participants set forth herein. If the value of all of the Participants' shares pledged to the Company declines below 130% of the Company's indebtedness, Colonial or Chubb Life may demand that the Company redeem any shares from Participant's Programs which do not meet the Company's margin and collateral requirements and liquidate that portion of the Company's indebtedness.

  Under the Agreements, the failure of the Company to repay its debts gives Colonial the right to terminate its obligation to make future advances and declare all outstanding principal and interest to be due and payable. In this event, the Company will not renew any Programs by making further loans to Participants, and will redeem the qualified collateral to satisfy its indebtedness to Colonial.

  If the Company is unable to borrow funds in the future or to continue to borrow funds under the Agreements for the purpose of financing loans to Participants for the payment of insurance premiums, it may not be able to continue the sale of the Programs. In addition, its ability to renew existing loans may be impaired to the point of terminating, without notice to Participants, all Programs at their loan renewal dates. The Company is under no contractual obligation to continue to make loans on future Program renewal dates; however, it intends to continue making such loans as long as funds are available to it.

  The Company may in the future borrow funds from affiliated or non-affiliated companies. There is no assurance that the Company may obtain financing from non-affiliated companies upon terms, conditions and rates as favorable as those from affiliated companies. All future material affiliated transactions and loans will be generally available on terms no less favorable to the Company than those from unaffiliated third parties; and all future material affiliated transactions and loans, and any forgiveness of loans, will be approved by a majority, if any, of the independent outside members of the Company's board of directors not having any interest in the transactions.

-------------------------------------------------------------------------------

                            Selected Financial Data
-------------------------------------------------------------------------------

Selected Statement of Operations Data:


                                   1995         1994           1993           1992            1991
                               -----------    -----------    ----------    -----------    -----------
Year Ended December 31
Total Revenue.................  $4,435,676     $3,590,273    $3,004,114     $2,699,890     $2,475,154
Net Income....................  $  232,354     $  458,294    $  514,505     $  330,545     $  218,462
Dividends Per Common Share....           -             -             -              -
Selected Balance Sheet Data:
December 31,
Total Assets.................. $47,388,865     $42,241,816   33,773,719    $27,905,714    $22,930,802
Loan Payable.................. $43,899,673     $38,889,535   30,924,833    $25,382,406    $21,413,588

-------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

Liquidity and Capital Resources

   The Company offers investment programs (the "Programs") which coordinate the acquisition of mutual fund shares and insurance over a period of time, usually ten years. Under the Programs, purchasers of the program ("Participants") purchase life and health insurance from affiliated insurance companies (the "Insurance Companies") and finance the premiums through a series of loans secured by mutual fund shares. Upon issuance of a policy by an Insurance Company, the Company makes a loan to the Participant in an amount equal to the selected premium mode. As each premium becomes due, if not paid in cash, a new loan equal to the next premium and administrative fee is made and added to the Participant's account indebtedness ("Account Indebtedness"). Thus, interest, as well as principal, is borrowed and mutual fund shares are pledged as collateral. Each loan made by the Company must initially be secured by mutual fund shares which have a value of at least 250% of the loan, except for the initial premium loan of Programs using certain no-load funds, where the collateral requirement is 1800%. In addition, the aggregate value of all mutual fund shares pledged as collateral must be at least 150% of the Participant's total Account Indebtedness. If the value of the shares pledged to the Company declines below 130% of the Company's indebtedness, the Company will terminate the Programs and liquidate shares sufficient to repay the indebtedness.

   Collateral loans receivable from Participants were $47,059,897 at December 31, 1995. Annual amounts due to the Company were as follows:

                             1996  1997  1998   1999   2000   2001-2005
                             ----  ----  ----   ----   ----   ---------

Collateral loans receivable  $2.7  $3.0  $2.7   $3.7   $5.9      $29.0
(in millions)

   The Company's funds for financing the Programs are currently obtained through Loan Agreements with its affiliates, Chubb Colonial Life Insurance Company ("Colonial") (formerly known as The Colonial Life Insurance Company of America) and Chubb Life Insurance Company of America ("Chubb Life"). The Loan Agreements provide for revolving credit arrangements under which advances will be made to the Company in amounts not to exceed $29,000,000 from Colonial and $20,000,000 from Chubb Life. The advances are currently short term in nature, as none of the loans outstanding as of December 31, 1995 (or during 1995) exceeded 365 days to maturity. The advances are made at short-term lending rates agreed upon by the Company and its lenders and are subject to change in accordance with the Loan Agreements and market conditions. However, the interest rate may not exceed the prime interest rate in effect in New York City plus 2.5%. The average lending rate on these loans at December 31, 1995 was 6.70% and ranged from 4.95% to 9.25% during the year.

   The continuance of the Program is dependent upon the Company's ability to provide, or arrange for the financing of insurance premiums for Participants. Since 1989, such financing has been available from its affiliates, Colonial and Chubb Life. The Company expects that it will be able to obtain this financing for the foreseeable future.

   The Company may also borrow funds from non-affiliated companies. There is no assurance that the Company may obtain financing from non-affiliated companies upon terms, conditions and rates as favorable as those from affiliated companies. If the Company is unable to borrow funds in the future or continue to borrow funds under its Loan Agreements for the purpose of financing loans to Participants for the payment of insurance premiums, it may not be able to continue the sale of the Programs.

   Although the Company's present financing arrangements with its lenders do not include the assignment of a Participant's mutual fund shares to the lender as security, the Loan Agreements do authorize the Company to assign a Participant's mutual fund shares to any lender as collateral security for the Company's indebtedness pursuant to any financing arrangements. If any such assignment takes place and the Company subsequently defaults on an obligation for which the participant's mutual fund shares have been pledged as security, the mutual fund shares may be redeemed by the lender to whom the obligation is owed. A lender may cease to provide financing if the Company is in default under its Loan Agreements. In this case, Programs will be terminated on their renewal dates.

Liquidity and Capital Resources

   The amount of funds borrowed under the Agreements at December 31, 1995 were $44,200,000 compared to $39,500,000 at December 31, 1994. Funds borrowed at December 31, 1995 represent $26,000,000 from Colonial and $18,200,000 from Chubb Life. At December 31, 1994 funds borrowed represented $26,000,000 from Colonial and $13,500,000 from Chubb Life. The increase in amounts borrowed by the Company year to year was used to fund increased sales of Programs and for other working capital needs.

   In addition to loans payable, the Company has other short-term amounts due to affiliates related to insurance premium payments and expense reimbursements to Chubb America Service Corporation ("Service Company"). The Company has an arrangement with affiliated Insurance Companies whereby the Company makes monthly payments in arrears for premiums due. Reimbursements to the Service Company are also made one month in arrears and are included in amounts due to affiliates.

   The Service Company, a wholly-owned subsidiary of the Parent Corporation, is a management service company which provides employee services and office facilities to the Company and its affiliates under a Service Agreement. The Company pays the Service Company a monthly fee in accordance with mutually agreed upon cost allocation methods which the Companies believe reflect a proportional allocation of common expenses and are commensurate for the performance of the applicable duties.

   Working capital in 1995 and 1994 was provided by Participants' loan repayments, administrative fees for the placement and maintenance of Programs and interest earned on investments.

Loan schedule as of December 31, 1995:


                   Loan     Face                 Days to   Maturity
Source             Date     (mils)       Rate    Maturity    Date
------             ----     ------       ----    --------  --------

Chubb Life     07/31/95      $10.0       6.31%     270     04/26/96
               09/27/95        0.5       8.95%     277     06/30/96
               09/29/95        6.0       8.95%     275     06/30/96
               10/27/95        0.6       8.95%     247     06/30/96
               11/27/95        0.5       8.95%     216     06/30/96
               12/28/95        0.6       8.95%     185     06/30/96
                             -----
                             $18.2

Colonial       05/15/95      $14.5       6.02%     270     02/09/96
               07/21/95        9.2       5.65%     266     04/12/96
               10/10/95        2.3       5.67%     266     07/02/96
                             -----
                             $26.0

Results of Operations

   The Company concluded the year ended December 31, 1995 with net operating income of $232,354 as compared to net operating income of $458,294 in 1994, and $514,505 in 1993. The decline in net operating income is due to the narrowing spread between the Company's cost of funds necessary to finance premium loans and the lending rate charged to Program Participants.

   Total revenues through December 31, 1995 were $4,435,676 versus $3,590,273 in 1994, and $3,004,114 in 1993. These revenues include interest on collateral loans receivable, program fees, interest on investments and partnership income. The largest source of revenue was represented by interest on collateral loans receivable.

   The growth in collateral loan interest resulted from the increase in collateral loans receivable year to year. Collateral loans receivable as of December 31, 1995 were $47,059,897 as compared to $40,805,159 in 1994, and
$33,348,372 in 1993. Comparatively, collateral loan interest was $3,899,087, $3,094,809 and $2,523,551 for the years ended December 31, 1995, 1994 and 1993.
The average interest rate charged to each Participant's outstanding loan balance was 9.22%, 8.65% and 8.50% for the years 1995, 1994 and 1993, respectively.

   The Company's collateral loans receivable, collateral loan interest and average interest rate charged to each Participant's loan balance for the three years ended December 31 are summarized as follows:


                                         1995          1994          1993
                                     ------------  ------------  ------------

Collateral loans receivable          $47,059,897   $40,805,159   $33,348,372
Collateral loan interest             $ 3,899,087   $ 3,094,809   $ 2,523,551
Average Participant interest rate           9.22%         8.65%         8.50%

   Interest expense on the Loan Agreements increased each year since 1993 due to increases in interest rates and amounts borrowed by the Company. The Company's outstanding loans payable, interest expense and average cost of borrowings for the three years ended December 31 are summarized as follows:


                                  1995          1994          1993
                              ------------  ------------  ------------

Loans payable                 $43,899,673   $38,889,535   $30,924,833
Interest expense              $ 2,730,924   $ 1,516,229   $   973,490
Average loan interest rate           6.70%         4.60%         3.50%

   The Company's ability to achieve and maintain a spread between its cost of funds necessary to finance premium loans and the lending rate charged to Program Participants may impact its future operating results. The interest rate spread is intended to provide sufficient revenue to offset the Company's general and administrative expenses. General and administrative expenses, arising from normal operating activities through December 31, 1995, were $1,299,523 as compared to $1,260,818 in 1994, and $1,185,907 in 1993.

   The Company may increase the interest rate charged to Participants to a maximum of the prime interest rate plus 3% as its cost of borrowing increases. If the Company's cost of borrowing were to rise significantly above the prime interest rate, its ability to maintain an adequate interest rate spread would be difficult and future earnings could be adversely impacted.

   Program fees include placement, administrative and termination fees as well as charges for special services. For the years ended December 31, 1995, 1994 and 1993 the number of programs administered by the Company were 6,521, 6,662 and 6,328, respectively.

   Investment income earned by the Company increased in 1995 as compared to 1994 and 1993 due to an increase in investment returns on cash equivalents held year to year.


 -------------------------------------------------------------------------------
                                 Legal Matters
-------------------------------------------------------------------------------

1. Litigation

  In the ordinary course of business, legal proceedings involving the Company periodically arise. Currently, the Company is not the subject of any material pending legal proceedings.

2. Legal Opinions

  The validity of the securities offered hereby has been passed upon for the Company by Charles C. Cornelio, Esquire, Senior Vice President, Counsel and Assistant Secretary to Chubb Life.

-------------------------------------------------------------------------------
                                     Experts
-------------------------------------------------------------------------------

  This Registration Statement includes on the following pages, the Company's annual financial statements. The consolidated balance sheets of the Company at December 31, 1995 and 1994, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

                    HAMPSHIRE FUNDING, INC. AND SUBSIDIARY

                   Audited Consolidated Financial Statements

                               December 31, 1995

                                                                        Page
                                                                        ----
Report of Ernst & Young LLP, Independent Auditors......................  F-2
Consolidated Balance Sheets............................................  F-3
Consolidated Statements of Income and Retained Earnings................  F-4
Consolidated Statements of Cash Flows..................................  F-5
Notes to Consolidated Financial Statements.............................  F-6

                 REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Hampshire Funding, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Hampshire Funding, Inc. and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hampshire Funding, Inc. and Subsidiary at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 1994 the Company changed its method of accounting for postemployment benefits, and in 1993, the Company changed its method of accounting for postretirement benefits other than pensions, and income taxes.


                                                       ERNST & YOUNG LLP

Boston, Massachusetts
January 26, 1996

                     HAMPSHIRE FUNDING, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS




                                                                                     December 31,
                                                                              ----------------------------
                                                                                  1995            1994
                                                                              -----------     ------------
Assets:
Cash and cash equivalents..................................................   $   289,918     $  1,311,399
Accounts receivable from customers.........................................        26,793           47,215
Federal income taxes recoverable...........................................        12,257           78,043
                                                                              -----------     ------------
Total Current Assets.......................................................       328,968        1,436,657

Collateral notes receivable (including accrued
  interest of $1,207,853 in 1995 and $1,027,677 in 1994)...................    47,059,897       40,805,159
                                                                              -----------     ------------
Total Assets................................................................  $47,388,865       42,241,816
                                                                              ===========     ============
Liabilities and Stockholder's Equity:
Liabilities:
  Due to affiliates.........................................................  $ 1,145,850        1,188,275
  Accrued expenses and other liabilities....................................      263,232          316,250
                                                                              -----------     ------------
  Total Current Liabilities.................................................    1,409,082        1,504,525

  Loans payable to affiliates (net of prepaid
   interest of $300,327 in 1995 and $610,465 in 1994).......................   43,899,673       38,889,535
                                                                              -----------     ------------
Total Liabilities...........................................................   45,308,755       40,394,060
                                                                              -----------     ------------
Stockholder's Equity:
 Common stock, par value $1 per share; authorized 100,000 shares;
  issued and outstanding 50,000 shares......................................       50,000           50,000
 Additional paid-in capital.................................................      550,000          550,000
 Retained earnings..........................................................    1,480,110        1,247,756
                                                                              -----------     ------------
Total Stockholder's Equity..................................................    2,080,110        1,847,756
                                                                              -----------     ------------
Total Liabilities and Stockholder's Equity..................................  $47,388,865      $42,241,816
                                                                              ===========     ============

                See notes to consolidated financial statements.

                     HAMPSHIRE FUNDING, INC. AND SUBSIDIARY

     CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


                                                                        Years Ended December 31,
                                                              ----------------------------------------------
                                                                 1995             1994              1993
                                                              ----------       -----------      ------------
Revenues:
 Interest on collateral notes receivable...................   $3,899,087       $3,094,809       $2,523,551
 Program participant fees..................................      456,556          464,851          457,636
 Interest on investments...................................       74,648           30,613           22,927
 Partnership syndication fees..............................        5,385
                                                              ----------       ----------      -----------
                                                               4,435,676        3,590,273        3,004,114
Operating Expenses:
 Interest on affiliated loan agreements....................    2,730,924        1,516,229          973,490
 General and administrative................................    1,299,523        1,260,818        1,185,907
 Realized loss on investments..............................                        60,000
                                                              ----------       ----------      -----------
                                                               4,030,447        2,837,047        2,159,397
                                                              ----------       ----------      -----------
Income before income taxes................................       405,229          753,226          844,717

Federal and state income tax (benefit):
 Federal - Current........................................       125,112          257,593          283,525
 Federal - Deferred.......................................                        (10,819)          (6,485)
 State tax................................................        47,763           48,158           53,172
                                                              ----------       ----------      -----------
                                                                 172,875          294,932          330,212
                                                              ----------       ----------      -----------
Net Income...............................................        232,354          458,294          514,505
Retained earnings at beginning of year...................      1,247,756          789,462          274,957
                                                              ----------       ----------      -----------
Retained earnings at end of year.........................     $1,480,110       $1,247,756      $   789,462
                                                              ==========       ==========      ===========



                See notes to consolidated financial statements.

                     HAMPSHIRE FUNDING, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Years Ended December 31,
                                                              ----------------------------------------------
                                                                 1995             1994              1993
                                                              ----------       -----------      ------------
Operating activities:
Net Income...............................................     $  232,354       $  458,294       $  514,505
Adjustments to reconcile net income to
 net cash used in
 operating activities:
 (Increase) decrease in accounts receivable from
  customers..............................................         20,422           (9,535)         (11,160)
 Increase (decrease) in accrued
  expenses and other
  liabilities............................................        (53,018)         (57,749)         126,277
 Increase (decrease) in due to
  affiliates.............................................        (42,425)         114,610         (311,931)
 Increase in collateral notes receivable.................     (6,254,738)      (7,456,787)      (5,788,925)
 Change in federal income taxes payable
  (recoverable)..........................................         65,786          (89,803)          (3,273)
   (Increase) decrease in prepaid interest on
   affiliated loan agreements............................        310,138         (235,298)        (157,573)
                                                              ----------       ----------       ----------
Net cash used in operating activities....................     (5,721,481)      (7,276,268)      (5,632,080)

Investing activities:
Write off of limited partnership
 investment..............................................                          60,000
                                                              ----------       ----------       ----------
Net cash provided by investing activities................                          60,000

Financing activities:
Proceeds from affiliated loan agreements.................     69,025,000       73,400,000       59,000,000
Principal payments on affiliated loan agreements.........    (64,325,000)     (65,200,000)     (53,300,000)
                                                              ----------       ----------       ----------
Net cash provided by financing activities................      4,700,000        8,200,000        5,700,000
                                                              ----------       ----------       ----------
Increase (decrease) in cash and cash equivalents.........     (1,021,481)         983,732           67,920
Cash and cash equivalents at beginning of year...........      1,311,399          327,667          259,747
                                                              ----------       ----------       ----------
Cash and cash equivalents at end of year.................     $  289,918       $1,311,399       $  327,667
                                                              ==========       ==========       ==========

                See notes to consolidated financial statements.

                     HAMPSHIRE FUNDING, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                               December 31, 1995

1. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Hampshire Funding, Inc. ("Hampshire") and its wholly-owned subsidiary, Hampshire Syndications, Inc. Hampshire is a wholly-owned subsidiary of Chubb Life Insurance Company of America ("Chubb Life"). Affiliates of Chubb Life include Colonial Life Insurance Company of America ("Colonial"), Chubb Sovereign Life Insurance Company ("Chubb Sovereign"), Chubb America Service Corporation ("CASC"), Chubb Investment Advisory Corporation and Chubb Securities Corporation ("Chubb Securities"), which are all 100% owned by Chubb Life. Chubb Life is 100% owned by The Chubb Corporation ("Chubb").

The preparation of financial statements in conformity with generally accepted accounting principles requires Hampshire's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Nature of Operations and Transactions with Affiliates

Hampshire offers and administers Programs whereby Participants obtain life insurance coverage solely from Chubb Life, Colonial and Chubb Sovereign. Under the Programs, insurance premiums are paid by Participants through a series of loans from Hampshire which are recorded as "collateral notes receivable." Loans to the Participants are secured by Participants' ownership in shares of regulated investment companies. The loans to Participants are funded substantially with the proceeds from loan arrangements with Colonial and Chubb Life (see Note 6). Chubb Securities is a registered broker-dealer that buys and sells the shares for Participants. The fair value of a Participant's secured investment company shares must exceed 150% of the total loan balance plus accrued interest (Participant's total Account Indebtedness). If the value of the shares pledged as collateral to Hampshire declines below 130% of the Participant's total Account Indebtedness, Hampshire will terminate the Program and liquidate shares sufficient to repay the indebtedness. All Programs are ten years in length. Upon Program conclusion, loan balances and accrued interest become due.

Collateral notes receivable from Participants were $47,059,897 at December 31, 1995.
Annual amounts due to Hampshire under collateral notes receivable were as follows:

                                1996     1997     1998     1999     2000    2001-2005
                                ----     ----     ----     ----     ----    ---------
Collateral notes receivable
(in millions)                   $2.7     $3.0     $2.7     $3.7     $5.9    $29.0


Substantially all general and administrative expenses are allocated to Hampshire by CASC in accordance with mutually agreed upon cost allocation methods which Hampshire and CASC believe reflect a proportional allocation of common expenses and which are commensurate for the performance of the applicable duties.

Recognition of Revenues and Expenses

Interest on collateral notes receivable and administrative fees charged to Participants for establishing and maintaining Programs are recognized as revenue when earned. Partnership syndication fees represent fees earned by Hampshire Syndications, Inc. as a participating general partner of certain limited partnerships. The amount of such fees earned was $5,385 in 1995 and $0 in 1994 and 1993.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents include cash invested in securities purchased under repurchase agreements and short-term corporate notes, all of which have remaining maturities of three months or less at the date of purchase.

At December 18, 1995, Hampshire entered into a reverse repurchase agreement with Shawmut Bank ("Bank") in the amount of $198,000. The agreement matures on January 17, 1996. This reverse repurchase agreement is included in cash equivalents in the accompanying consolidated balance sheet. Hampshire requires that the market value of the underlying securities provided as collateral for repurchase agreements be a minimum of 100% of their contractual resale price to the Bank.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution (Estimated)

Registration Fee
Securities and Exchange Commission..........  $10,344
National Association of Securities Dealers..    3,500
Printing....................................  100,000
Accounting Fees.............................    8,400
State Registration Fees.....................   30,635
Miscellaneous...............................       -
                                             --------
TOTAL....................................... $152,879
                                             ========

Item 15. Indemnification of Directors and Officers

  Under the general corporation law of the State of New Hampshire, corporations are required to indemnify their officers in the event such officers and directors are successful in defending suits brought against them in their corporate capacities. In addition, a New Hampshire corporation is generally permitted to indemnify its officers and directors, regardless of the results of a suit, provided the officer or director involved acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Where a claim for indemnification arises out of an action by or in the right of the corporation, the individual director or officer must not only have acted in good faith, but also must not be adjudged to have been negligent or to have acted in a way constituting misconduct. Unless ordered by a court, any indemnification made by a corporation must follow a determination of compliance with the applicable standard of conduct. Such a determination is to be made by the Board of Directors, independent legal counsel, or the stockholders.

  A New Hampshire corporation may purchase and maintain insurance to protect its officers and directors from any liability which may be incurred by them in their corporate capacities, whether or not the corporation could normally indemnify such individuals. Expenses incurred by an officer or director in defending a suit may be paid by the corporation in advance of the final disposition of the action provided the individual involved undertakes to repay the amount unless it is ultimately determined that he is entitled to be indemnified by the corporation. The indemnification provided for in the New Hampshire general corporation law is not exclusive of any other rights to which those indemnified may be entitled under any by-law, amendment, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors and administrators of that person.

  Article VIII of the Company's By-Laws provides that the Company shall indemnify directors and officers against all costs and expenses incurred in connection with any action, suit or proceeding in which the director or officer may be involved by reason of being a director or officer of the Company, unless it shall be finally adjudged in such action, suit or proceeding that the director or officer was negligent in the performance of his duty, or unless the suit, action or proceeding was the subject of a compromise settlement accepted with the approval of a majority of the outstanding shares of the Company; and finally, that the right to indemnification is not exclusive of other rights to which the director or officer may be entitled as a matter of law.

  The Company and its affiliates have purchased two policies of liability insurance which, subject to the limitations contained in the policies, indemnifies directors and officers against liabilities incurred as directors and officers. The insurer's maximum liability under the policies is $30 million.

Item 16. Exhibits

  The following exhibits are filed herewith or incorporated by reference under Commission Rule 411(c).

Exhibit No.                         Description of Exhibit
----------- --------------------------------------------------------------------
          1 -Distribution Agreement between the Company and Chubb Securities
             Corporation dated March 1, 1990.*
          4 -(i) Agency Agreement and Limited Power of Attorney.++
            -(ii) Change of Participant in Program.++
            -(iii) Disclosure Statement.++
          5 -Opinion of Charles C. Cornelio, Esquire re: Legality.+
         10 -(i)(a) Loan Agreement between The Colonial Life Insurance Company of America and the Company, dated July 10, 1989.*
            - (b) Amendment to Loan Agreement between The Colonial Life Insurance Company of America and the Company, dated March 8, 1990.*
            - (c) Second Amendment to Loan Agreement between The Colonial Life Insurance Company of America and the Company, dated December 15, 1992.***
            - (d) Third Amendment to Loan Agreement between The Colonial Life Insurance Company of America and the Company, dated March 8, 1993.***
            - (e) Fourth Amendment to Loan Agreement between The Colonial Life Insurance Company of America and the Company, dated June 17, 1993.****
            -(ii)(a) Company-Lender Agreement between The Colonial Life Insurance Company of America and the Company, dated July 7, 1989.*
            - (b) Amendment to Acceptance of Company-Lender Agreement between The Colonial Life Insurance Company of America and the Company, dated March 8, 1990.*
            - (c) Second Amendment to Acceptance of Company-Lender Agreement between The Colonial Life Insurance Company of America and the Company, dated December 15, 1992.***
            - (d) Third Amendment to Acceptance of Company-Lender Agreement between The Colonial Life Insurance Company of America and the Company, dated March 8, 1993.***
            - (e) Fourth Amendment to Acceptance of Company-Lender Agreement between The Colonial Life Insurance Company of America and the Company, dated June 17, 1993.****
            -(iii) Franchise Fee Agreement between Chubb Life Insurance Company of America and the Company, dated March 9, 1990.*
            -(iv) Franchise Fee Agreement between The Volunteer State Life Insurance Company and the Company, dated March 9, 1990.*
            -(v)(a) Loan Agreement between Chubb Life Insurance Company of America and the Company dated September 29, 1993.****
            - (b) Company-Lender Agreement between the Company and Chubb Life Insurance Company of America dated September 29, 1993.****
            - (c) Acceptance of Company-Lender Agreement between Chubb Life Insurance Company of America and the Company dated September 29, 1993.****
            -(vi)(a) Loan Agreement between the Company and Chubb Life Insurance Company of America dated September 29, 1994.*****
            - (b) Company Lender Agreement between the Company and Chubb Life Insurance Company of America dated September 29, 1994.*****
            - (c) Acceptance of Company Lender Agreement between Chubb Life Insurance Company of America and the Company dated September 29, 1994.*****
         24 -(i) Consent of Ernst & Young LLP, Independent Auditors.+
            -(ii) Consent of Counsel  (contained in Exhibit 5).
         25 -Power of Attorney, (included on Signature Page to this Registration
             Statement).
         27 -Financial Data Schedule.++
------
     * Incorporated by Reference to the exhibit number indicated to the Company's Annual Report on Form 10-K for the year ended December 31, 1989.
    ** Incorporated by Reference to the exhibit number indicated to the Company's Annual Report on Form 10-K for the year ended December 31, 1991.
   *** Incorporated by Reference to the exhibit number indicated to the Company's Annual Report on Form 10-K for the year ended December 31, 1992.
  **** Incorporated by Reference to the exhibit number indicated to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.
 ***** Incorporated by Reference to the exhibit number indicated to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.
     +  Filed herewith.
    ++ Incorporated by Reference to the Exhibit number indicated to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

Exhibit No.                                   Description of Exhibit
----------- --------------------------------------------------------------------

Item 17. Undertakings

  (a) The Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (i) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in Item 15, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Concord, State of New Hampshire on March , 1996.

Hampshire Funding, Inc.

                                      By:               /s/ Ronald R. Angarella
                                                 ------------------------------
                                                 Ronald R. Angarella, President

                               POWER OF ATTORNEY

  Each of Hampshire Funding, Inc. (the "Company") and the undersigned Officers and Directors thereof whose signatures appear below hereby makes, constitutes and appoints Ronald R. Angarella and Charles C. Cornelio and each of them acting individually, its and his true and lawful attorneys with power to act without any other and with full power of substitution, to execute, deliver and file in its or his name and on its behalf, and in each of the undersigned Officers' and Directors' capacity or capacities as shown below, this Registration Statement and any and all documents in support of this Registration Statement or supplemental thereto, and any and all amendments, including any and all post-effective amendments to the foregoing; and each of the company and said Officers and Directors hereby grants to said attorneys, and to any one or more of them, full power and authority to do and perform each and every act and thing whatsoever as said attorneys or attorney may deem necessary or advisable to carry out fully the intent of this Power of Attorney to the same extent and with the same effect as the Company might or could do, and as each of said Officers and Directors might or could do personally in his capacity or capacities as aforesaid, and each of the Company and said Officers and Directors hereby ratifies, confirms and approves all acts and things which said attorneys or attorney might do or cause to be done by virtue of this Power of Attorney and its or his signature as the same may be signed by said attorneys or attorney, or any one or more of them, to this Registration Statement and any and all amendments thereto, including any and all post-effective amendments to the foregoing.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

        Name                          Title                          Date
        ----                          -----                          ----


/s/ Ronald R. Angarella          President and Director           March   , 1996
-------------------------
Ronald R. Angarella


          *                            Director                   March   , 1996
-------------------------
Frederick H. Condon


-------------------------              Director
Ernest J. Tsouros



          *                            Director                   March   , 1996
-------------------------
Randell G. Craig


-------------------------              Director
Joseph A. Morein


/s/ John A. Weston              Treasurer, Principal              March   , 1996
-------------------------     Financial and Accounting
John A. Weston                        Officer



*By:       /s/ Ronald R. Angarella
     -------------------------------------
     Ronald R. Angarella, Attorney-in-Fact